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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Flores & Rucks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   34039C 10 7
             ------------------------------------------------------
                                 (CUSIP Number)

                                 James C. Flores
                              c/o Robert K. Reeves
                           500 Dover Blvd., Suite 300
                           Lafayette, Louisiana 70503
                                  (318)989-5900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 25, 1996
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

                                  SCHEDULE 13D

---------          -----------                              -----------------
CUSIP No.          34039C 10 7                              Page 2 of 6 pages
---------          -----------                              -----------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James C. Flores                       ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      / /

                                                               (b)      / /
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)     / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER
            NUMBER OF                        3,848,351
              SHARES                 -------------------------------------------
           BENEFICIALLY              8       SHARED VOTING POWER
             OWNED BY                        1,412,400
               EACH                  -------------------------------------------
             REPORTING               9       SOLE DISPOSITIVE POWER
              PERSON                         2,248,351
               WITH                  -------------------------------------------
                                    10       SHARED DISPOSITIVE POWER
                                             3,012,400
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,260,751
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 pages

                                                           Page 3 of 6 pages

ITEM 1.    SECURITY AND ISSUER

    This statement relates to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Flores & Rucks, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809.

ITEM 2.    IDENTITY AND BACKGROUND

     This statement is filed by James C. Flores, whose principal business address is 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809. Mr. Flores is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Flores is a citizen of the United States.

    The remaining sub-items of Item 2 are not applicable to Mr. Flores.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On August 11, 1996, Mr. Flores entered into an Option Agreement (the "Option Agreement") pursuant to which Mr. Flores was granted an option (the "Option") effective September 25, 1996 to purchase 1,600,000 shares (the "Option Shares") of Common Stock. The Option was granted by William W. Rucks, IV, a member of the Board of Directors of the Company, formerly Vice Chairman of the Board of Directors and President of the Company and, together with Mr. Flores, a co-founder of the Company, and by the Rucks Family Limited Partnership, a Texas limited partnership of which Mr. Rucks is a General Partner (the "Rucks Partnership"). The term of the Option is two years, and may be extended for an additional year (the "Extension Period") upon payment of an extension fee of $1,000,000. In connection with the grant of the Option, Mr. Rucks and the Rucks Partnership also granted Mr. Flores an irrevocable proxy (the "Proxy") to vote the Option Shares for the term of the Option. Each of the Option Agreement and the Proxy is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The Option and the Proxy were granted by Mr. Rucks and the Rucks Partnership in connection with the sale by Mr. Rucks on September 25, 1996 of 1,550,000 shares of Common Stock in a registered public offering, and no funds were expended by Mr. Flores in consideration of the Option or the Proxy. The exercise price of the Option is initially $30 per share, increasing to $35 per share after one year and increasing to $37.63 per share during the Extension Period. The Option is exercisable in minimum increments of 300,000 shares during the initial term but must be exercised in full for any remaining Option Shares if exercised during the Extension Period. It is not currently known how Mr. Flores will fund a future exercise of the Option, if any.

ITEM 4.    PURPOSE OF TRANSACTION

    Mr. Flores acquired the Option and the Proxy for the primary purpose of maintaining continuity of ownership of a significant portion of the Company among its founders. In the event that Mr. Flores exercises the Option, the purpose of the acquisition of the Option Shares will likely also be to maintain continuity of ownership of the Company, as well as for Mr. Flores' personal investment purposes. Mr. Flores does not have any plans, nor has he made any proposals, which relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 to Schedule 13D. However, Mr. Flores reserves the right to acquire additional shares, to dispose of shares or to formulate other purposes, plans or proposals to the extent he deems advisable in light of his personal investment needs, market conditions and other factors.

                                                            Page 4 of 6 pages


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     Mr. Flores directly beneficially owns an aggregate of 2,123,104 shares of Common Stock, constituting approximately 10.9% of the outstanding shares of Common Stock. Mr. Flores has sole power to dispose of and vote such shares. Mr. Flores is deemed to directly beneficially own an aggregate of 125,000 shares of Common Stock subject to options previously granted by the Company that are currently exercisable or will become exercisable within 60 days of the date of the filing of this Schedule 13D. Such shares represent approximately 0.6% of the outstanding shares of Common Stock. In the event that Mr. Flores exercises such options, he will have sole power to vote and dispose of the shares issued upon such exercise. Mr. Flores may also be deemed to indirectly beneficially own 1,412,400 shares of Common Stock owned by the Flores Family Limited Partnership, a Texas limited partnership (the "Flores Partnership"). Mr. Flores and his wife, Cherie H. Flores, are each a general partner of the Flores Partnership and in such capacity share the power to vote and dispose of the shares of Common Stock owned by the Flores Partnership. The shares of Common Stock owned by the Flores Partnership represent approximately 7.2% of the outstanding shares of Common Stock. In addition, Mr. Flores may be deemed to indirectly beneficially own the 1,600,000 Option Shares by virtue of the Option or the Proxy. The Option Shares represent approximately 8.2% of the outstanding shares of Common Stock. Pursuant to the Proxy, Mr. Flores has sole power to vote the Option Shares during the term of the Option. Mr. Flores does not have sole power to dispose of the Option Shares unless and until he exercises the Option, and Mr. Rucks and the Rucks Partnership cannot dispose of the Option Shares during the term of the Option except in accordance with the terms of the Option. Until the Option is exercised, Mr. Rucks and the Rucks Partnership retain the power to receive or direct the receipt of dividends from the Option Shares, if any. Also, Mr. Flores may be deemed to indirectly beneficially own 247 shares of Common Stock held on his behalf by the Company's 401(k) plan as of December 31, 1995. Mr. Flores has sole power to dispose of and vote such shares. Such shares represent an insignificant percentage of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The responses to Items 2, 3 and 4, the Option and the Proxy are incorporated herein by reference.

    In addition, the Company, Mr. Flores and the Flores Partnership have entered into a Registration Rights Agreement, dated August 11, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Mr. Flores, the Flores Partnership or certain permitted transferees (each a "Holder") may require the Company to effect up to two "demand" registrations of the Option Shares under the Securities Act of 1933, as amended (the "Securities Act"). Holders are also entitled to include the Option Shares in certain registrations initiated by the Company. The Company is obligated to pay the expenses of any such registration with the exception of any underwriting expenses related to the Option Shares. The Registration Rights Agreement terminates with respect to any Holder in the event that such Holder becomes eligible to sell all of its Option Shares in reliance upon Rule 144(k) of the Securities Act. The Registration Rights Agreement includes certain limitations on the rights of Holders thereunder and contains other customary provisions. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                                                            Page 5 of 6 pages


Item 7.    Material Filed as Exhibits

    The following are filed as exhibits to this Schedule 13D:

     A. Option Agreement, dated August 11, 1996, by and among James C. Flores, Cherie Hair Flores and William W. Rucks, IV and Catherine May Rucks (both individually and as sole general partners of the Rucks Family Limited Partnership).

     B.   Irrevocable  Proxy,  dated  September  25, 1996,  in favor of James C.
          Flores.

     C. Registration Rights Agreement, dated August 11, 1996, by and among Flores & Rucks, Inc., James C. Flores and the Flores Family Limited Partnership.

                                                        Page 6 of 6 pages


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 1996


                                 /s/James C. Flores
                                 ----------------------------------
                                    James C. Flores